Filed by Coca-Cola Hellenic Bottling Company S.A.

pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-9 under the Securities Exchange Act of 1934

Subject Company:

Coca-Cola Hellenic Bottling Company S.A.

Registration Statement File No. 333-184685

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO AUSTRALIA, CANADA, JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD VIOLATE THE LAWS OF THAT JURISDICTION

This document is an advertisement and not a prospectus and investors should not subscribe for or purchase any transferable securities referred to in this document except on the basis of information contained in the Prospectus published by Coca-Cola HBC AG in connection with the admission of the ordinary shares of Coca-Cola HBC AG to the premium segment of the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc’s main market for listed securities and public offering of its ordinary shares in the UK and, once passported, in Greece and Austria. A copy of the Prospectus is available from Coca-Cola HBC AG’s website at http://www.coca-colahbcag.com.

Approval of the UK prospectus

March 7th announcement - Q&A

1.              Who are the remaining regulators you refer to in the announcement?

We are referring to the regulators that approve the offer documents and prospectuses in relation to the share exchange offer, i.e. the Hellenic Capital Market Commission and the U.S. Securities and Exchange Commission.

2.              What are the next steps regarding the required approvals from the remaining two regulators?

The UKLA approval of the Prospectus is a significant milestone in the process. The review process with the Hellenic Capital Market Commission and the U.S. Securities and Exchange Commission is in advanced stage and we expect it to complete on time for the launch of the offer.

3.              What happens if the other two regulators have objections to the UK prospectus approved by the UKLA?

This is unlikely as each of the regulators is responsible for the review and approval of the relevant offer documents or prospectuses that fall under their responsibility to review. The UKLA is the regulator responsible for approving the UK prospectus. We are advanced in the review process with the remaining two regulators.

4.              Will the remaining two regulators give their approval simultaneously or separately?

Each regulator follows its own approval process. We expect that the approvals will be obtained fairly closely to each other. This is however not expected to happen simultaneously.

5.              Why didn’t the approval of the offer documents and prospectuses come from all three regulators at the same time?

Each regulator follows its own review and approval process for the documents that are its responsibility to review.

6.              What is meant by passporting?

Passporting is a legal process whereby prospectuses for the public offer of securities that are approved by the competent securities regulatory authority of one EU member state can be used in other EU member states without further regulatory approval. In our case the prospectus and its passporting was necessary because the consideration being offered consists of shares as opposed to cash.

7.              Why did you have to passport it to Greece and Austria only?

In light of the number and nature of our shareholders residing in Greece and Austria, it was necessary to passport the prospectus into these two jurisdictions in order to offer the share consideration to the public there.

8.              Will trading in CCHBC AG shares on the Athex and NYSE start on the same day as trading on the LSE?

Yes, we envisage that the trading of CCHBC AG will start on the same day on all three exchanges.

9.              Will there be a trading suspension following completion of the acceptance offer period?

We do not know at this stage whether trading in the shares of CCH will be suspended. The final decision on this matter lies with the regulators and will be made later in the process.

Trading in the CCH ADSs on the NYSE will be suspended from the close of the acceptance period to the announcement of the results of the exchange offer (up to two business days). We do not know if it may be suspended longer. In any case, trading will not resume if fewer than 600,000 CCH ADSs would remain outstanding following completion of the exchange offer.

10.       If I tender my shares during the acceptance period can I trade them?

No you cannot trade them once you have tendered them during the acceptance period.

11.       Given that you expect the trading of CCHBC AG on the LSE to start towards the end of April 2013, when will the delisting of Coca-Cola Hellenic and the relisting of CCHBC AG on the ATHEX take place?

Following the successful completion of the share exchange offer and the settlement process CCHBC AG shares will commence trading on the LSE and ATHEX. Trading of CCHBC AG ADSs on the NYSE is also expected to commence later on the same day. CCHBC AG will then apply to implement the squeeze-out of minority shareholders in Coca-Cola Hellenic in accordance with Greek law. Once the squeeze-out is completed CCHBC AG will cause Coca-Cola Hellenic to call a shareholders’ meeting to delist the Coca-Cola Hellenic shares from the ATHEX. This is expected to take place by mid to end June 2013.

12.       Does the acceptance period include also the squeeze out phase or not?

No it does not. The squeeze-out process is initiated as soon as practicable after the announcement of the results of the share exchange offer provided that CCHBC AG has satisfied the 90% acceptance condition to its offer.

13.       Will you trade on the LSE through ordinary shares? Will you trade on ATHEX through ordinary shares?

In relation to LSE, CCHBC AG’s ordinary shares will trade on the LSE and settle electronically through the CREST settlement system in the form of CREST depositary interests. CCHBC AG’s ordinary shares will trade on the ATHEX.

14.       What is CREST?

CREST is a paperless settlement system. Securities issued by non-UK companies such as the securities of Coca-Cola HBC AG, cannot be directly held, transferred or settled electronically in the CREST system. However, prior to Admission, Coca-Cola HBC AG will establish arrangements to enable shareholders who tender in the Greek Offer to hold, transfer and settle interests in the ordinary shares in the CREST system in the form of dematerialised depositary interests representing the underlying ordinary shares (“CREST Depositary Interests” or “CDIs”).

15.       Will CCHBC AG and Coca-Cola Hellenic trade on the ATHEX for a period of time until the de-listing of Coca-Cola Hellenic? How will this work and who will be able to trade in CCH SA during the squeeze out process?

Yes, both CCHBC AG’s and Coca-Cola Hellenic’s shares are expected to trade on ATHEX for some period in parallel during the squeeze-out process. However, we expect that due to the 90% acceptance threshold and the resulting small free float that will remain in Coca-Cola Hellenic the trading of the Coca-Cola Hellenic shares will not be significant. We will be seeking the cancellation of the listing of the Coca-Cola Hellenic standard listed ordinary shares on the LSE to be effective from the admission of CCHBC AG at the end of April.

16.       Have you received approval from ATHEX for the parallel listing you have been pursuing?

Yes, CCHBC AG has applied to the ATHEX for a secondary listing of its shares, subject to:

a)             successful completion of the share exchange offer

b)             Receipt of a waiver by the HCMC in relation to:

a.              Three years of historical financial statements track record

b.              Meeting a minimum amount of shareholders equity

The shares are expected to trade under the symbol “EEEK”.

17.       Is George David an independent Chairman? Why is his experience so invaluable to the Company that you’re prepared to have him as a non-independent Chairman?

Our Chairman is not deemed to be independent. Mr. George David brings significant experience in the industry. He joined our Board in 1981 and has been Chairman of CCH SA since 2000. Thus CCHBC AG considers that, in view of Mr. David’s history with the Coca-Cola Hellenic group and his importance to it, it is in the best interests of CCHBC AG ordinary shareholders for him to be chairman. CCHBC AG believes that Mr. David’s chairmanship will add significant value to its business and operations.

18.       What will be the purpose of CCH SA’s June AGM, if the entire transaction is completed by then? Will there be an EGM as part of the transaction process?

The announced June AGM refers to the annual shareholders’ meeting for the approval of Coca-Cola Hellenic’s 2012 accounts. Although we do not expect this to be necessary, if any EGM is required in the context of the transaction, we will inform the public accordingly.

19.       When Coca-Cola HBC AG lists on the ATHEX will its full market cap count in the total market cap of ATHEX and will it be part of the ATHEX indices that Coca-Cola Hellenic is part of?

We currently envisage that the stock of CHBC AG will replace the stock of Coca- Cola Hellenic from the ATHEX indices on the date of commencement of trading of CCHBC AG on the ATHEX. We also understand that it is ATHEX’s intention to allow Coca-Cola HBC AG’s total market cap count in the total market cap of ATHEX instead of CCH S.A.

20.       What has caused the delay to the transaction? What have the regulators been concerned about?

This is a complex and innovative transaction subject, among other things, to approvals of several regulators, including the United Kingdom Listing Authority, the Hellenic Capital Market Commission and the U.S. Securities and Exchange Commission. The regulatory review did not complete by the end of 2012, which necessitated the inclusion of our full year audited financial statements for 2012 in the UK prospectus and the offer documents. This was the reason for moving the timeline to the second quarter of the year.

21.       Was CCHBC AG forced to make the changes to its shareholder / relationship agreement by the UKLA?

In light of the transaction, the UK Corporate Governance recommendations applicable to companies listed on the premium segment of the LSE and the limited practical impact the agreement has had during its term, our major shareholders decided not to renew the shareholders’ agreement at the CCHBC AG level. We understand that our major shareholders did take into consideration the corporate governance framework in the UK, including the proposed introduction of CP 12/25, when reaching their decision to terminate the shareholders’ agreement.

22.       Has CCH’s corporate governance to date been lax?

No. We already have very robust corporate governance standards as a result of our existing listings, which include our NYSE and standard LSE listings in addition to our ATHEX listing. As we seek a premium listing of our shares on the LSE, we are committed to adhere to the recommendations of the UK Corporate Governance Code. To this end and as described in the UK Listing prospectus, an additional independent non-executive director, Mrs. Susan Kilsby, will be appointed to our board with effect from admission to trading on the LSE. We will also establish a nominations committee comprised of a majority of independent directors. All directors of CCHBC AG will be subject to re-election on an annual basis.

23.       Who is Susan Kilsby? What is her background?

Mrs. Susan Kilsby’s appointment will take effect from admission to trading on the LSE. Mrs. Kilsby is a non-executive director of Shire plc and of BBA Aviation plc. Mrs. Kilsby has extensive M&A and finance experience and has had a distinguished global career in investment banking spanning more than 30 years, during which she has held senior positions with The First Boston Corporation, Bankers Trust, Barclays de Zoete Wedd. Until 2009, Mrs. Kilsby was chairman of the EMEA M&A team at Credit Suisse and continues in a part-time senior advisory capacity. Mrs. Kilsby holds a B.A. in Economics from Wellesley College and an M.B.A. from Yale School of Management. Upon her appointment as a director of the Company becoming effective, Mrs. Kilsby will be a member of the Company’s Nomination Committee and Remuneration Committee.

24.       If there are further delays how much strain will it put on your funding? Is there a risk that your credit rating will be downgraded upon further delays?

The announced approval of the UK prospectus by the UKLA in connection with CCHBC AG’s application for admission to the premium segment of the London Stock Exchange is a very important milestone in the transaction, which signifies that it is progressing in accordance with the timeline we announced on January 9. We believe that the transaction will be successful.  As a result, we do not see any grounds for the credit agencies to revise their rating on that basis.

25.       What is the likelihood you’ll achieve the 90% threshold?

We have already received expressions of support for the transaction from shareholders holding approximately 60% of the share capital of CCH. We expect that the transaction will be successful and that we will achieve the 90% threshold.

26.       If trading on the LSE commences towards the end of April, do you think that you will achieve inclusion in the FTSE 100 index by June or will you have to wait until September?

No we do not expect to achieve inclusion in the FTSE 100 index by June given that the next meeting of the FTSE Committees are in mid May and our shares need to be trading at least 6-8 weeks prior to their decision. The timing of inclusion in the FTSE 100 depends on whether the Nationality Committee, which meets in mid-August, and the Review Committee, which meets during the second week of September, consider that we are eligible to be part of the index and whether there is adequate history of trading of CCHBC AG on the LSE in advance of this decision, based on number of weeks of trading. If upon the August and September reviews the Committees decide that CCHBC AG is eligible, inclusion is expected to become effective during the third week of September.

General

The exchange offer described herein is addressed to the shareholders of Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”) and only to persons to whom it may be lawfully addressed.  The Greek exchange offer will be made in the territory of the Hellenic Republic and to the public in the United Kingdom and Austria.  A separate U.S. exchange offer will be made available to holders of ordinary shares of Coca-Cola Hellenic located in the United States and holders of American depositary shares representing ordinary shares of Coca-Cola Hellenic (“Coca-Cola Hellenic ADSs”), wherever located, as set out below. The making of the exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside the Hellenic Republic, the United Kingdom, Austria or (as set out below) the United States or to custodians, nominees or trustees of such persons may be made only in accordance with the laws of the relevant jurisdiction.  It is the responsibility of each person wishing to accept the exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the exchange offer. If you have any doubts as to your status, you should consult with your professional advisor in the relevant jurisdiction.

The exchange offer is not being made, directly or indirectly, by mail or by any means in or into Australia, Canada, Japan or any jurisdiction within which, under its laws, rules and regulations, the submission, the making or the presentation of the exchange offer or the mailing or distribution of, any of the Greek information circular, the Prospectus, a declaration of acceptance or any other document or material relevant thereto (each, a “Greek Offer Document” and together, the “Greek Offer Documents”) is illegal or contravenes any applicable legislation, rule or regulation (together, the “Excluded Territories”) except as set out below for the United States. Accordingly, copies of any such documents and materials will not be, and must not be, directly or indirectly, mailed, distributed or otherwise sent to anyone or from anyone in or into or from any Excluded Territory.

No person receiving a copy of this document or of any Greek Offer Document in any jurisdiction outside the Hellenic Republic, the United Kingdom or Austria (or any documents relating to the U.S. exchange offer other than in the United States or to holders of American depositary shares representing ordinary shares of Coca-Cola Hellenic (“Coca-Cola Hellenic ADSs”))  may treat any such document as if it constituted a solicitation or offer to such person and under no circumstances may such person use any Greek Offer Document if, in the relevant jurisdiction, such solicitation or offer may not be lawfully made to such person or if such Greek Offer Document may not be lawfully used without breaching any legal requirements. In those instances, any such Greek Offer Document is sent for information purposes only.

United States

Separate documentation for the U.S. exchange offer will be made available to holders of ordinary shares of Coca-Cola Hellenic located in the United States and holders of Coca-Cola Hellenic ADSs, wherever located.  No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Coca-Cola HBC AG and Coca-Cola Hellenic may be required to file materials relevant to the U.S. exchange offer with the U.S. Securities and Exchange Commission (the “SEC”). Such documents, however, may not all be currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Coca-Cola HBC AG and Coca-Cola Hellenic, without charge, once they are filed with the SEC. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

This document does not contain, constitute or form part of any offer or invitation to sell or subscribe or any solicitation of any offer to purchase or subscribe for any securities in any jurisdiction, and neither this document (nor any part of it) nor the fact of its distribution form the basis of, or may be relied upon in connection with, or act as any inducement to enter into, any contract or commitment whatsoever.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), this document and any offer to the public of any ordinary shares (including by means of a resale or other transfer) may not be made in that Relevant Member State, other than the share exchange offer in the United Kingdom, Greece or Austria contemplated in the Prospectus (from the time the Prospectus has been approved by the UK Listing Authority, in its capacity as the competent authority in the United Kingdom, and published in accordance with the Prospectus Directive as implemented in the United Kingdom and in the case of Greece and Austria, passported), except that an offer to the public in that Relevant Member State of the ordinary shares may be made at any time under the following exemptions under the Prospectus Directive, if and as they have been implemented in that Relevant Member State:

• to legal entities which are qualified investors as defined in the Prospectus Directive;

• to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive; or

• in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of ordinary shares shall result in a requirement for Coca-Cola HBC AG to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of the provisions above, the expression an “offer to the public” in relation to any ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the share exchange offer and the ordinary shares to be offered so as to enable an investor to decide to accept the share exchange offer, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Cautionary Statement Regarding Forward-Looking Statements

The information contained in this document is for background purposes only and does not purport to be full or complete. No reliance may or should be placed by any person for any purposes whatsoever on the information contained in this document or on its completeness, accuracy or fairness. The information in this document is subject to change. The dates of the exchange offer and admission to trading on the London Stock Exchange may change. There is no guarantee that the exchange offer and admission to trading on the London Stock Exchange will occur and you should not base your financial decisions on Coca-Cola HBC AG’s intentions at this stage in relation to the exchange offer and admission to trading on the London Stock Exchange.

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as “believe,” “outlook,” “guidance,” “intend,” “expect,” “anticipate,” “plan,” “target” and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding expected take-up of the exchange offer; plans for Coca-Cola Hellenic and for Coca-Cola HBC AG following completion of the exchange offer; planned times and places of listings of the ordinary shares and American depositary shares of Coca-Cola HBC AG; planned de-listings and U.S. de-registration of the ordinary shares and American depositary shares of Coca-Cola Hellenic; Coca-Cola Hellenic’s future financial position and results; Coca-Cola Hellenic’s outlook for 2013 and future years; business strategy; the effects of the global economic slowdown; the impact of the sovereign debt crisis, currency volatility, Coca-Cola Hellenic’s recent acquisitions, and restructuring initiatives on Coca-Cola Hellenic’s business and financial condition; Coca-Cola Hellenic’s future dealings with The Coca-Cola Company; budgets; projected levels of consumption and production; projected raw material and other costs; estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect current expectations and assumptions as to future events and circumstances that may not prove accurate. Actual results and events could differ materially from those anticipated in the forward-looking statements for many reasons.

Although Coca-Cola HBC AG and Coca-Cola Hellenic believe that, as of the date of this document, the expectations reflected in the forward-looking statements are reasonable, Coca-Cola HBC AG and Coca-Cola Hellenic cannot assure you that future events will meet these expectations. Moreover, neither Coca-Cola HBC AG nor Coca-Cola Hellenic nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. After the date of this document, unless Coca-Cola Hellenic is required by law or the rules of the United Kingdom Financial Services Authority to update these forward-looking statements, Coca-Cola Hellenic will not necessarily update any of these forward-looking statements to conform them either to actual results or to changes in expectations.